SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AV Therapeutics, Inc.
(Name of Issuer)

Common Stock
  (Title of Class of Securities)

002427102
  (CUSIP Number)

Abraham Mittelman, 20 E. 68th Street, Suite 204, New York, NY 10065
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 002427102	13D

1	NAME OF REPORTING PERSONS

Abraham Mittelman
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

17,509,079
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	17,509,079
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,509,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%*
14	TYPE OF REPORTING PERSON

IN

* Based on 83,497,630 shares of common stock outstanding as of January 21, 2015.

Item 3. Source and Amount of Funds or Other Consideration.

On January 20, 2015, the Issuer issued the Reporting Person 1,200,000 shares of common stock for accrued compensation in accordance with the Reporting Person’s consulting agreement with the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person effected the transaction described above in Item 3 pursuant to the consulting agreement between the Reporting Person and the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 17,509,079 shares of the Issuer’s common stock, which represents approximately 21.0% of the Issuer’s outstanding common stock.

(b)	The Reporting Person has sole voting and dispositive power over 17,509,079 shares of common stock of the Issuer and shared voting and dispositive power over 0 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2015

/s/ Abraham Mittelman
Abraham Mittelman